

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

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OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2010 and 2009

Page 3

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Table of Contents

*Schedules of reportable transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

Page 4



EisnerAmper LLP
750 Route 202 South, Suite 500
Bridgewater, NJ 08807
T 908.218.5002
F 908.218.5009

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Pension and CEOP Administrative Committee of
Olin Corporation Contributing Employee Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Bridgewater, New Jersey
June 28, 2011

Page 5

AMPER, POLITZINER & MATTIA, LLP

Report of Independent Registered Public Accounting Firm

Pension and CEOP Administrative Committee of
Olin Corporation Contributing Employee Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Amper, Politziner & Mattia, LLP

June 25, 2010
Bridgewater, New Jersey

Page 6

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31,

	2010	2009
Assets:		
Investments, at fair value:		
Common stock	$ 84,703,186	$ 77,146,636
Mutual funds	213,878,152	183,702,680
Common/collective trusts	114,641,070	103,874,413
Self-directed brokerage	9,869,829	9,458,438
	423,092,237	374,182,167
Notes receivable from participants	9,152,165	7,947,226
Cash	42,799	26,060
Net assets available at fair value	432,287,201	382,155,453
Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contract	-	(992,361)
Net assets available for benefits	$ 432,287,201	$ 381,163,092

See accompanying notes to financial statements

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

Additions to net assets attributed to:	2010	2009
Investment income:		
Dividends and interest	$ 10,704,734	$ 11,369,706
Net appreciation in fair value of investments	41,821,636	42,186,321
	52,526,370	53,556,027
Interest on notes receivable from participant	360,275	448,145
Contributions:		
Participant	12,903,723	12,678,225
Rollover	294,773	611,988
Employer	14,209,935	17,360,291
	27,408,431	30,650,504
Total additions	80,295,076	84,654,676
Deductions to net assets attributed to:		
Administrative expenses	224,932	237,799
Benefits paid to participants	28,946,035	20,867,026
Total Deductions	29,170,967	21,104,825
Net increase	51,124,109	63,549,851
Net assets available for plan benefits at beginning of year	381,163,092	317,613,241
Net assets available for plan benefits at end of year	$ 432,287,201	$ 381,163,092

See accompanying notes to financial statements

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board ("FASB") issued new guidance that requires participant loans be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, measured at the unpaid principal balance plus accrued, but unpaid interest. The Plan adopted the new guidance, which is effective for fiscal years ending after December 15, 2010, and is applied retrospectively, by reclassifying participant loans on the Statement of Net Assets Available for Benefits for all years presented. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(d) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note e.) Fair values are based on quoted prices as of the date of the financial statements. The SSgA Stable Value Fund and Fidelity Income Managed Portfolio are valued at contract value (See Note 6.)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments. The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

(e) Fair Value of Instruments

Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a new framework for measuring fair value and expands related disclosures.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

ASC 820 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions.

The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

Fair value measurement level within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued amended guidance on fair value measurements. The Plan has adopted the amended provisions that are effective for interim and annual reporting periods beginning after December 15, 2009 regarding disclosures of significant transfers in and out of Level 1 and Level 2 assets and description of the reasons for the transfers. Additional disclosures that are effective for fiscal years beginning after December 15, 2010 regarding reporting purchases, sales issuances, and settlements for Level 3 assets on a gross basis should not have a significant impact on the Plan's financial statements.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Page 10

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Money market mutual funds are valued using the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates fair value.

Common/Collective Trusts are valued by reference to the funds' underlying assets. Units held in collective trusts are valued based on the market prices of the underlying investments in the funds at year-end. The Trust invests primarily in mutual funds.

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 30,240,340	$ -	$ -	$ 30,240,340
Fixed income funds	87,736,229	-	-	87,736,229
Total Return Fund	58,346,190	-	-	58,346,190
Large Cap Fund	10,929,914	-	-	10,929,914
Mid Cap Fund	9,753,766	-	-	9,753,766
Small Cap Fund	16,742,213	-	-	16,742,213
Other funds	129,500	-	-	129,500
Total Mutual Funds	213,878,152	-	-	213,878,152
Common Collective Trusts				
S&P 500 Fund	$ -	$ 38,508,286	$ -	$ 38,508,286
Russell 2000 Fund	-	4,807,516	-	4,807,516
S&P Mid Cap Fund	-	11,283,812	-	11,283,812
Short term investments	-	3,704,557	-	3,704,557
Collective Inv Funds	-	29,480,355	-	29,480,355
Debt Instruments	-	4,863,357	-	4,863,357
US Gov't and Agency	-	21,915,131	-	21,915,131
Other funds	-	78,056	-	78,056
Total Common Collective Trusts	-	114,641,070	-	114,641,070
Common Stock				
Olin Corp Common Stock	84,703,186	-	-	84,703,186
Self Directed Stock	9,869,829	-	-	9,869,829
Total Common Stock	94,573,015	-	-	94,573,015
Total investments at fair value	$308,451,167	$114,641,070	$ -	$423,092,237

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 29,281,249	$ -	$ -	$ 29,281,249
Fixed income funds	73,335,284	-	-	73,335,284
Total Return Fund	50,032,634	-	-	50,032,634
Large Cap Fund	9,512,670	-	-	9,512,670
Mid Cap Fund	7,617,845	-	-	7,617,845
Small Cap Fund	13,672,608	-	-	13,672,608
Other funds	250,390	-	-	250,390
Total Mutual Funds	183,702,680	-	-	183,702,680
Common Collective Trusts				
S&P 500 Fund	$ -	$ 33,844,424	$ -	$ 33,844,424
Russell 2000 Fund	-	3,168,607	-	3,168,607
S&P Mid Cap Fund	-	7,210,855	-	7,210,855
Short term investments	-	3,680,437	-	3,680,437
Collective Inv Funds	-	29,288,408	-	29,288,408
Debt Instruments	-	4,831,692	-	4,831,692
US Gov't and Agency	-	21,772,442	-	21,772,442
Other funds	-	77,548	-	77,548
Total Common Collective Trusts	-	103,874,413	-	103,874,413
Common Stock				
Olin Corp Common Stock	77,146,636	-	-	77,146,636
Self Directed Stock	9,458,438			9,458,438
Total Common Stock	86,605,074	-	-	86,605,074
Total investments at fair value	$270,307,754	$103,874,413	$ -	$374,182,167

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010 there were no significant transfers in or out of levels 1, 2, or 3.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

(f) New Accounting Guidance

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term "fair value" in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

(g) Payment of Benefits

Benefits to participants are recorded when paid.

(h) Administrative Expenses

Expenses of maintaining the Plan are paid by the Plan, from an ERISA expense account or by the Plan Sponsor. The total expenses paid by the Plan as of December 31, 2010 and 2009 were $224,932 and $237,799 respectively. Participants' accounts are charged a $50 loan fee when a loan is taken and the cost for any special handling of a distribution requested by a participant. These charges amounted to $118,617 and $90,758 respectively and are included in the total expenses. Expenses paid by the Plan from the ERISA expense account during the year ended December 31, 2010 and 2009 were $106,315 and $147,221, respectively. Any expenses not paid by the Plan are paid by the Plan Sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(i) Trust Fund Management

State Street Bank and Trust ("State Street") was the Trustee of the Plan through March 31, 2010. Effective April 1, 2010, ING National Trust ("ING National") became the successor trustee. All rights, title and interests of State Street were assigned and transferred to ING National, and all of the obligations, liabilities and duties of State Street were assumed by and transferred to ING National.

Under the terms of the Trust Agreements with State Street and ING national, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under State Street and ING National, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(j) Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

(k) Recordkeeper

Institutional Plan Services, ING US Wealth Management ("ING") is the recordkeeper for the Plan.

(2) Description of Plan

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer's payroll and is either performing services in the United States or is a citizen of the United States performing services outside the United States at the request of the Employer.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

The total maximum allowable employee contribution is 80% for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

Eligible employees hired on or after October 1, 2006 are automatically enrolled in the Plan at a pre-tax contribution rate of 6%.

The Internal Revenue Code (IRC) total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $16,500 for 2010 and for 2009. The amount of tax deferred contributions and Roth contributions are based on eligible pay as defined and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions. For 2010, and 2009, the maximum amount of catch up contributions permitted was $5,500.

Generally, the company matches employee contributions. The contributions are referred to as "employer" matching contributions. The Employer matching contribution percentage is determined by the Company.

In accordance with the collective bargaining agreement in effect during 2010 and 2009 for hourly employees who work at the Company's facility located in East Alton, IL, the Employer matching contribution was applied to employee contributions up to 6% of pay. The Employer contribution was 100% on the first 3% of pay contributed to the Plan plus 50% on the balance up to 6% of pay contributed to the Plan.

For 2009, generally, for salaried employees and employees in the Chlor Alkali division, the Employer matching contribution rate was set at 50% of employee contributions up to 6% of pay. For 2010, the match was suspended for these employees and reinstated February 1, 2011.

For 2009 and 2010, for hourly employees employed at the Company's facility located in Oxford, MS, the Employer matching contribution was 50% of the employee contributions up to 3% of pay contributed to the Plan.

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% or 7.5% of the employee's pay and are invested in the same investment allocation as the employee's contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(2) Description of Plan (Continued)

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Fund Retirement Fund with a maturity date closest to the participant's 65th birthday.

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

(c) Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions plus employer contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account.

Effective January 1, 2009, the ESOP portion was expanded to include all shares of Olin Common Stock held in the Olin Common Stock Fund Account. Previously, the ESOP portion of the Plan was limited to only those shares of Olin Common Stock purchased with company contributions and employee after-tax contributions.

(d) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

For 2009 and 2010, company elected to incorporate certain provisions into the CEOP so that the CEOP was a "safe harbor" plan under Section 401k of the Internal Revenue Code; specifically, the first 3% of Retirement Contributions credited to the accounts of salaried and non-bargaining hourly employees were automatically 100% vested.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(e) Notes Receivable from Participants:

All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from their account. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as notes receivable in the Plan's financial statements. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on loans ranged from 3.25% to 9.25% in 2010 and from 3.25% to 9.5% in 2009.

(f) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $352,018 and $344,060 for the Plan years ended December 31, 2010 and 2009, respectively. Unutilized forfeitures at December 31, 2010 and 2009 amounted to $18,545 and $44,000, respectively.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2010 and 2009 are as follows:

Description of investment	December 31 2010	December 31 2009
PIMCO Total Return Fund	$ 58,346,190	$ 50,032,634
Olin Corporation Common Stock*	85,136,058	77,146,636
SSgA Cash Series Prime Fund Class E	60,041,457	
SSgA Stable Value Fund**	-	58,658,165
SSgA S&P 500 Index Fund	38,508,286	33,844,424
T. Rowe Price Age Based Retirement Income Fund - 2010***	***	19,454,476
T. Rowe Price Age Based Retirement Income Fund - 2020	27,580,535	22,984,480

*Includes shares of Olin Corporation Common Stock held by participants in the Self Directed Brokerage Account.

**SSgA Stable Value Fund is stated at contract value.

***This fund was not in excess of 5% in 2010

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Common stock	$ 13,361,852	$ 607,245
Mutual funds	17,741,545	30,215,362
Common/collective trusts	10,701,254	11,317,220
Self-directed brokerage	16,985	46,494
	$ 41,821,636	$ 42,186,321

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6) Fully Benefit Responsive Investment Contract - State Street Bank and Trust Company Principal Accumulation Return Fund ("PAR or Stable Value Fund")

The Stable Value Fund is a common collective trust established by State Street Bank and Trust under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The PAR Fund's participants are employee benefit plans. The PAR Fund invests in a representation of guaranteed interest contracts ("Traditional GIC" or "GICs"), bank investment contracts, and/or a wrapped portfolio of fixed income ("synthetic investment contracts or "Synthetic GICs").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net asset available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value at December 31, 2009. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

On April 21, 2010, JP Morgan Chase Bank, N.A., one of the wrap providers for the SSgA Stable Value Fund, notified SSgA that it was exercising its contractual right to terminate its wrap contract with the Fund effective June 21, 2010. As a result, and in accordance with its fiduciary duties as trustee and investment manager, SSgA concluded that it was in the best interests of participants in the Fund to take steps to convert the Fund's investment portfolio to money market instruments. Effective June 1, 2010, SSgA began to take steps to transition the Fund's investment portfolio and the transition concluded on July 30, 2010.

As of August 1, 2010 the Fund started operating in accordance with the same investment guidelines as a money market fund registered with the Securities and Exchange Commission (although, because the Fund is available only to retirement plan participants, it is not required to be registered). As of July 30, 2010, in anticipation of this conversion, participants' account balances were increased to reflect their proportionate share of the excess of the Fund's market value over its book value (the principal amount invested plus accrued interest) before plan expenses.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(6) Fully Benefit Responsive Investment Contract - State Street Bank and Trust Company Principal Accumulation Return Fund ("PAR or Stable Value Fund") (Continued)

Participant account balances as of August 31, 2010 were transferred to the SSgA Cash Series Prime Fund Class E, and the SSgA Cash Series Prime Fund Class E replaced the SSgA Stable Value Fund as an investment option in the CEOP.

(7) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

On February 1, 2010, the Plan sent a request for a new favorable determination letter to the Internal Revenue Service. The Internal Revenue Service acknowledged receipt of the request in a letter to the Plan Administrator dated February 24, 2010, but has not been in contact with the Plan since that date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(8) Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by State Street Global Advisors. Through March 31, 2010, State Street Global Advisors was a related party to the Trustee as defined by the Plan. Therefore, transactions involving these funds qualify as party-in-interest. Investment-related fees are reflected in the Statements of Changes in Net Assets.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009, per the financial statements to the Form 5500:

	2010
Net assets available for benefits per the financial statements	$432,287,201
Adjustment from contract value to fair value for fully benefit responsive investment contracts	-
Net assets available for benefits per the 5500	$432,287,201

Net increase in net assets per the financial statements	$51,124,109
Prior year adjustment from contract value to fair value for fully benefit responsive investment contracts	(992,361)
Adjustment from contract value to fair value for fully benefit responsive investment contracts	-
Net increase in net assets per the 5500	$50,131,748

	2009
Net assets available for benefits per the financial statements	$381,163,092
Adjustment from contract value to fair value for fully benefit responsive investment contracts	992,361
Net assets available for benefits per the 5500	$382,155,453

Net increase in net assets per the financial statements	$63,549,851
Prior year adjustment from contract value to fair value for fully benefit responsive investment contracts	533,414
Adjustment from contract value to fair value for fully benefit responsive investment contracts	992,361
Net increase in net assets per the 5500	$65,075,626

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(10) Subsequent Events

Changes to the Employer Matching Contribution

The Employer matching contributions were suspended effective January 1, 2010 for all salaried employees and all employees in the Chlor Alkali division and were reinstated effective February 1, 2011.

Effective January 1, 2012, in accordance with the collective bargaining agreement approved on May 26, 2011, the Company match for hourly employees who work at the Company's facility located in East Alton, IL will equal 50% on the first 6% of pay contributed to the Plan.

Changes to Investment Fund line up

Effective February 1, 2011, the following changes were made to the investment fund line up:

1. The SSgA Cash Series Prime Fund - Class C (the "SSgA Cash Fund") was replaced with the Northern Trust Collective Stable Assets Fund
2. The SSgA Cash Fund was replaced with the Northern Trust Collective Stable Assets Fund
3. The SSgA S&P 500 Index Fund was replaced with the Northern Trust Collective S&P 500 Index Fund
4. The SSgA Mid Cap Index Fund was replaced with the Northern Trust Collective S&P 400 Index Fund
5. The SSgA Small Cap Index Fund was replaced with the Northern Trust Collective Russell 2000 Index Fund

Plan Mergers and Transfers

Effective, June 19, 2011, the remaining balance in the Fidelity Magellan Fund, $124,993 was liquidated, with proceeds transferred to the T.R. Price Age Based Retirement Fund with a date closest to the participant's 65th birth date.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	
Common Stock:		
* Olin Corporation	Olin Corporation Common Stock, 4,127,116 shares	84,703,186
Common Collective Trusts		
* State Street Global Advisors	SSgA Cash Series Prime Fund 5,120,171 shares	60,041,457
* State Street Global Advisors	SSgA Mid Cap Index Fund, 248,992 shares	11,283,812
* State Street Global Advisors	SSgA Small Cap Index Fund 173,469 shares	4,807,516
* State Street Global Advisors	SSgA S&P 500 Index Fund 1,560,303 shares	38,508,285
Mutual Funds:		
PIMCO	Total Return Fund 5,377,529 shares	58,346,190
Artio	International Growth Fund, 587,093 shares	17,694,972
American Beacon	Large Cap Value Fund, 560,568 shares	10,929,914
American Funds	Large Cap Growth Fund, 415,547 shares	12,545,368
Lazard	Mid Cap Fund, 773,495 shares	9,753,766
Pennsylvania Mutual	Small Cap Fund 1,437,100 shares	16,742,213
T. Rowe Price	Age Based Retirement Income Fund, 593,441 shares	7,785,951
T. Rowe Price	Age Based Retirement Income Fund - 2010, 1,323,712 shares	20,226,315
T. Rowe Price	Age Based Retirement Income Fund - 2020, 1,686,883 shares	27,580,535
T. Rowe Price	Age Based Retirement Income Fund - 2030, 1,035,015 shares	17,781,557
T. Rowe Price	Age Based Retirement Income Fund - 2040, 829,686 shares	14,361,871
Fidelity Investment Advisors	Fidelity Magellan 1,807 shares	129,500
* State Street Global Advisors	Self-Directed Brokerage Investment	9,869,829
		$423,092,237
Notes receivable from participants		$9,152,165

* Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

M. T. DeRosa

S. E. Doughty

D. J. Enrico

D. C. Lockwood

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of EisnerAmper LLP
23.2	Consent of Amper, Politziner & Mattia, LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-153183) of the Olin Corporation on Form S-8 of our report, dated June 28, 2011, on our audit of the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan as of and for the year ended December 31, 2010, which report is included in this Annual Report on Form 11-K filed on or about June 28, 2011.

EisnerAmper LLP

Bridgewater, New Jersey
June 28, 2011

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-153183) of the Olin Corporation of our report, dated June 25, 2010, on the statement of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2009, and the statement of changes in net assets available for benefits for the year then ended, which appears in the 2010 annual report on Form 11-K.

Amper, Politziner & Mattia, LLP

June 28, 2011
Bridgewater, New Jersey